FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________.]

Declaration of share repurchase*

Issy-les-Moulineaux (France) August 10, 2007

Name and address of issuer:	Wavecom, S.A. 3 esplanade du Foncet 92442 Issy-les-Moulineaux France (code : ISIN FR0000073066)

Reporting period:	August 6, 2007 to August 8, 2007

Trading day	Number of shares purchased(1)	Weighted average price (in euros)	Total of transaction (in euros)
08/06/2007	51 805	19.0996	989 455
08/07/2007	54 628	19.1457	1 045 891
08/08/2007	28 777	19.0786	549 025
Total	135 210		€2 584 371

(1) Ordinary shares

* Authorization granted at Annual General Shareholders’ meeting of May 16, 2007	-1-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: August 10, 2007	By: /s/ Chantal Bourgeat

Chantal Bourgeat
Chief Financial Officer